

May 9, 2011

Mr. Joshua W. Sapan
President and Chief Executive Officer
AMC Networks Inc.
11 Penn Plaza
New York, NY 10001

> **Re: AMC Networks Inc.**
> **Amendment #2 to Form 10-12B**
> **Filed May 4, 2011**
> **File No. 001-35106**

Dear Mr. Sapan:

We have reviewed your amended Form 10 and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and by providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

Executive Compensation, page 95

Performance Awards, page 98

1. We note that Mr. Sapan was paid approximately $3.3 million in non-equity incentive plan compensation in 2010. We note this amount was based upon performance in 2010 and the value of awards granted in 2008, earned at the end of 2010. Please tell us why disclosure of these past performance targets would result in competitive harm for Cablevision. We note that these targets have been derived from Cablevision's confidential five-year strategic plans; however, for past periods, it is not clear why disclosure could result in competitive harm since these targets would no longer be considered future targets.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Inessa Kessman, Staff Accountant, at 202-551-3371 or Dean Suehiro, Staff Accountant, at 202-551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director

cc: Via facsimile to (212) 558-3588
        Trevor Ogle, Esq.
        Sullivan & Cromwell LLP